Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Zhihu Inc. (together with its subsidiaries, the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, November 25, 2025, for the purpose of considering and approving, inter alias, the unaudited financial results of the Company for the three months ended September 30, 2025 and its publication.

The Company’s management will hold an earnings conference call on Tuesday, November 25, 2025, at 6 A.M. U.S. Eastern Time or 7 P.M. Beijing/Hong Kong Time on the same day.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration:

https://register-conf.media-server.com/register/BId01f39d00a68420ba15e28d3dc711d2d

By Order of the Board
Zhihu Inc. Yuan Zhou Chairman

Hong Kong, October 30, 2025

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive director of the Company, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive directors of the Company, and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive directors of the Company.